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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02053810

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED DEC 3 1 2002

SEC FILE NUMBER
8-015900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/01 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Fred Alger & Company, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Montgomery Street
(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory S. Duch (201) 547-3600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

EPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
Address)	(City)	(State)	(Zip Code)

HECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JAN 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Gregory S. Duch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fred Alger & Company, Incorporated and Subsidiary, as of October 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public
ERIC SANDERS
Notary Public, State of New York
No. 02SA5059856
Qualified in New York County
Commission Expires May 6, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Statement Regarding the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fred Alger & Company, Incorporated and Subsidiary

Consolidated Statement of Financial Condition

October 31, 2002

Fred Alger & Company, Incorporated and Subsidiary

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Board of Directors
Fred Alger & Company, Incorporated
Jersey City, New Jersey

We have audited the accompanying consolidated statement of financial condition of Fred Alger & Company, Incorporated and its Subsidiary (a wholly-owned subsidiary of Alger Associates, Inc.) as of October 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Fred Alger & Company, Incorporated and its Subsidiary (a wholly-owned subsidiary of Alger Associates, Inc.) at October 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

December 9, 2002

Fred Alger & Company, Incorporated and Subsidiary

Consolidated Statement of Financial Condition

October 31, 2002

Assets	
Cash	$ 5,531,423
Cash and securities segregated under Federal and other regulations (Note 1)	1,000
Deposits with clearing organizations	7,054,346
Receivable from customers	488,497
Receivable from noncustomers	26,715
Management fees receivable (Note 2)	5,249,309
Due from broker (Note 3)	2,000,000
Securities owned, at market (Note 4)	124,487,270
Receivables from affiliates (Note 2)	1,831,422
Exchange memberships, at cost (last reported sales prices $2,485,000)	96,250
Property and equipment, net (Note 5)	14,907,117
Deferred taxes	5,231,076
Prepaid expenses and other assets	4,123,508
	$171,027,933
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to customers	$ 21,288
Payable to noncustomers	137
Accrued expenses and other liabilities	14,228,815
Due to Parent (Note 2)	5,142,141
Total liabilities	19,392,381
Commitments and contingency (Notes 1, 6, 7, 8 and 9)	
Stockholder's equity:	
11% Series A cumulative preferred stock, $100 par value - 5,000 shares authorized; 1,370 shares issued and no shares outstanding	137,000
Voting common stock, $.10 par value - 1,000 shares authorized; 113.027 shares issued; 105.725 shares outstanding	11
Nonvoting common stock, $.10 par value - 1,000 shares authorized and no shares issued or outstanding	-
Additional paid-in capital	20,272,997
Retained earnings	131,391,610
Less: Treasury stock, at cost; 7.302 common shares and 1,370 Series A cumulative preferred shares	(166,066)
Total stockholder's equity	151,635,552
	$171,027,933

See accompanying summary of business and significant accounting policies and notes to consolidated financial statements.

Fred Alger & Company, Incorporated and Subsidiary

Summary of Business and Significant Accounting Policies

Organization and Principles of Consolidation

Fred Alger & Company, Incorporated ("Company") is a wholly-owned subsidiary of Alger Associates, Inc. ("Parent"). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Fred Alger Management, Inc. ("Subsidiary"). Significant intercompany balances and transactions have been eliminated in consolidation.

Business

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). Its Subsidiary is registered under the Investment Advisers Act of 1940. The Company effects transactions principally for the Parent, itself and customers of the Subsidiary.

Securities Transactions

Securities transactions and related expenses in the Company's investment accounts are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Unrealized gains and losses are included in net losses on investments in securities. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Dividends are recorded on the ex-dividend date and interest is accrued to the end of the year.

Receivable from and Payable to Customers

Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Summary of Business and Significant Accounting Policies

Income Taxes

The Company files its Federal and certain state and local income tax returns as a member of a consolidated group consisting of its parent, Alger Associates, Inc. ("Parent"), and the Parent's wholly-owned subsidiaries. Federal, state, and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit is either remitted to or received from the Parent. The amount of deferred taxes is recognized as of the date of the financial statements, utilizing enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of any change in the tax rate is recognized in income in the period that includes the enactment date of such change. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred income taxes arise principally as a result of unrealized gains and losses on securities held as of October 31, 2002, which are not includable in taxable income until realized or paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts therein. Actual results could differ from those estimates.

Notes to Consolidated Statement of Financial Condition

1. Funds Segregated Under Federal and Other Regulations

Cash of $1,000 has been segregated in a special reserve account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

2. Related Party Transactions

(a) At October 31, 2002, the Company and the Subsidiary had payables to the Parent of $182,000 and $488,000, respectively.

(b) The Subsidiary is the investment advisor to five registered investment companies: The Alger Fund, The Alger American Fund, Castle Convertible Fund, Inc., Spectra Fund and The Alger Institutional Fund (collectively "Funds"). Certain trustees, directors and officers of the Funds are directors and officers of the Company.

At October 31, 2002, management fees receivable from the Funds for services rendered by the Subsidiary amounted to approximately $3,540,000. Amounts due from the Funds for fees derived from the distribution of the Funds in conjunction with a distribution plan under Rule 12b-1 of the Investment Company Act of 1940 ("12b-1 fees"), shareholder servicing fees, and contingent deferred sales charges from the Funds during the year ended October 31, 2002, have been recorded as receivables from affiliates.

3. Due from Broker

The Company has a brokerage agreement with a brokerage firm to carry its customer account. The broker from time to time has custody of the Company's securities and cash balances which may be due from this broker.

These securities and/or cash balances serve as collateral for any amounts due to broker or as well as collateral for securities sold short or securities purchased on margin.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

4. Securities Owned at Market

At October 31, 2002, securities owned at market consist of:

Corporate bonds	$ 54,161,091
Money market funds	36,962,864
Mutual funds	20,376,918
U.S. Government agency bonds	12,683,097
Preferred stock	300,000
Warrants	3,300
	$124,487,270

The Company and Subsidiary own mutual fund and money market shares of The Alger Fund, The Alger American Fund, The Alger Retirement Fund, common stock of Castle Convertible Fund, Inc. and Spectra Fund, related entities, having market values at October 31, 2002 of approximately $10,013,000, $992,000, $417,000, $1,478,000 and $7,168,000, respectively, which are included in securities owned on the consolidated statement of financial condition.

5. Property and Equipment, Net

Property and equipment, net consists of:

October 31, 2002	
Leasehold improvements	$ 7,786,743
Office machines	4,844,540
Furniture and fixtures	3,892,087
Computer software	2,424,625
Corporate jet	1,235,771
	20,183,766
Less: Accumulated depreciation and amortization	5,276,649
	$14,907,117

6. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of October 31, 2002, the Company had regulatory net capital of approximately $107,232,116 and a regulatory net capital requirement of $473,024. The Company's regulatory net capital ratio was .07 to 1.

7. Pension and Profit Sharing Plans

The Company sponsors a noncontributory, defined contribution, money purchase pension plan and a discretionary profit sharing plan. Each plan includes all officers and full-time employees who began employment prior to a plan entry date. These plans were frozen in 1993 and contributions have ceased.

The Company also sponsors a contributory 401(k) plan. This plan includes all officers and full-time employees. The Company makes contributions to the plan equal to 100% of the amount contributed by the employee. The Company's practice is to fund its obligation under the plan currently.

8. Litigation

The Company is a defendant in a legal action for approximately $4,000,000 relating to the payout of a former shareholder. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for this action and it intends to defend it vigorously, and that resolution of this action will not have a materially adverse effect on the Company's financial condition.

9. Lease Commitments

Minimum annual rentals for office space under noncancelable operating leases approximate:

Year ending October 31,	
2003	$ 2,919,000
2004	2,919,000
2005	2,971,000
2006	3,054,000
2007	2,720,000
Thereafter	11,614,000

Leases contain provisions for escalation based upon certain increases in costs incurred by the lessor.

SEC MAIL RECEIVED PROCESSING
DEC 31 2002
WASH. D.C. 183 SECTION

Fred Alger & Company, Incorporated

Report on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Year Ended October 31, 2002

Fred Alger & Company, Incorporated

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Fred Alger & Company, Incorporated
Jersey City, New Jersey

In planning and performing our audit of the consolidated financial statements of Fred Alger & Company, Incorporated (the "Company"), for the year ended October 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the American Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

B D O Seidman, LLP

Certified Public Accountants

New York, New York

December 9, 2002